EXHIBIT 99.1

CORAL GOLD RESOURCES LTD.

(an Exploration Stage Company)

Consolidated Financial Statements

For the Years Ended January 31, 2019, 2018, and 2017

(Expressed in Canadian Dollars)

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MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The consolidated financial statements of Coral Gold Resources Ltd. (the “Company”) are the responsibility of the Company’s management. The consolidated financial statements are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and reflect management’s best estimates and judgment based on information currently available.

Management has developed and is maintaining a system of internal controls to ensure that the Company’s assets are safeguarded, transactions are authorized and properly recorded and financial information is reliable.

The Board of Directors is responsible for ensuring management fulfills its responsibilities. The Audit Committee reviews the results of the audit and the annual consolidated financial statements prior to their submission to the Board of Directors for approval.

The consolidated financial statements as at January 31, 2019 and 2018 and for the years ended January 31, 2019, 2018, and 2017 have been audited by Manning Elliott LLP, an independent registered public accounting firm, and their report outlines the scope of their examination and gives their opinion on the consolidated financial statements.

“David Wolfin”	“Nathan Harte”

David Wolfin	Nathan Harte, CPA
President & CEO	Chief Financial Officer
May 23, 2019	May 23, 2019

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

Coral Gold Resources Ltd.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of Coral Gold Resources Ltd. and its subsidiaries (the “Company”), which comprise the consolidated statements of financial position as at January 31, 2019 and 2018, and the consolidated statements of operations and comprehensive income (loss), consolidated statements of changes in equity and consolidated statements of cash flows for the years ended January 31, 2019, 2018 and 2017, and the related notes, including a summary of significant accounting policies and other explanatory information (collectively referred to as the “consolidated financial statements”).

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as at January 31, 2019 and 2018, and its financial performance and its cash flows for the years ended January 31, 2019, 2018 and 2017 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ MANNING ELLIOTT LLP

CHARTERED PROFESSIONAL ACCOUNTANTS

Vancouver, British Columbia

May 23, 2019

We have served as the Company’s auditor since 2013.

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CORAL GOLD RESOURCES LTD. Consolidated Statements of Financial Position (Expressed in Canadian dollars)

	Note	January 31, 2019	January 31, 2018

ASSETS
Current assets
Cash and cash equivalents		$8,308,884	$14,321,433
Term deposits		9,656,320	3,694,415
Other amounts receivable		7,064	87,960
Prepaid expenses		33,966	32,237
Total current assets		18,006,234	18,136,045

Exploration and evaluation assets	6	236,887	199,848
Property and equipment	7	-	1,079
Royalty receivable	8	3,969,356	3,540,753
Investments	9	10,280	60,057
Total assets		$22,222,757	$21,937,782

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities		$46,056	$48,303
Amounts payable to related parties	11b	31,467	39,865
Current income tax liability	16	2,834,277	2,751,000
Total current liabilities		2,911,800	2,839,168

Deferred tax liability	16	55,000	42,000
Total liabilities		2,966,800	2,881,168

EQUITY
Share capital	10	43,833,127	44,356,316
Equity reserves		1,192,691	1,182,299
Accumulated other comprehensive income		4,611	23,808
Accumulated deficit		(25,784,792)	(26,516,129)
Equity Attributable to Shareholders of the Company		19,245,637	19,046,294
Equity Attributable to Non-Controlling Interests		10,320	10,320
Total Equity		19,255,957	19,056,614
Total Liabilities and Equity		$22,222,757	$21,937,782

Commitments – Note 12

Approved by the Board of Directors on May 23, 2019:

/s/ David Wolfin	Director	/s/ Gary Robertson	Director

The accompanying notes are an integral part of the consolidated financial statements

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CORAL GOLD RESOURCES LTD. Consolidated Statements of Operations and Comprehensive Income (Loss) For the years ended January 31, 2019, 2018, and 2017 (Expressed in Canadian dollars)

	Note	2019	2018	2017

Operating and Administrative Expenses
Consulting fees		$60,000	$97,500	$17,915
Depreciation		1,079	1,670	2,207
Directors’ fees		52,500	33,750	18,000
Finance costs	10	-	6,786	18,240
Investor relations		49,670	60,603	97,977
Management fees		72,000	154,500	30,000
Office and miscellaneous		55,001	28,123	40,029
Professional fees		66,702	169,845	215,740
Listing and filing fees		56,237	69,670	23,327
Salaries and benefits		118,686	159,457	91,470
Share-based payments	10	294,432	565,250	7,865
Travel		52,259	28,828	17,296
		878,566	1,375,982	580,066

Loss Before Other Items and Income Taxes		(878,566)	(1,375,982)	(580,066)

Other Items
Interest income		233,671	-	-
Other income		3,784	-	-
Gain on sale of exploration and evaluation assets	5	-	5,871,719	-
Finance income		189,154	117,379	-
Gain on sale of investments	9	14,635	93,693	-
Foreign exchange gain (loss)		1,150,371	(907,286)	21,927
Loss on sale of fixed assets		(15,641)	(34,183)	-
Other expenses		(289,136)	-	-
Income (Loss) Before Income Taxes		408,272	3,765,340	(558,139)
Income Tax Recovery (Expense)
Current income tax recovery (expense)	16	309,024	(2,751,000)	-
Deferred income tax recovery (expense)	16	(13,000)	1,001,000	(423,000)
		296,024	(1,750,000)	(423,000)
Net Income (Loss)		704,296	2,015,340	(981,139)
Other Comprehensive Income (Loss) – Items that may be reclassified subsequently to income or loss
Unrealized gain (loss) on available for sale securities	9	(19,197)	(57,269)	40,449
Comprehensive Income (Loss)		$685,099	$1,958,071	$(940,690)
Earnings (Loss) per Share - Basic and Diluted		$0.01	$0.04	$(0.02)

Weighted Average Number of Common Shares Outstanding	3
Basic		48,672,608	47,570,158	48,396,734
Diluted		49,826,429	50,509,282	48,396,734

The accompanying notes are an integral part of the consolidated financial statements

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CORAL GOLD RESOURCES LTD. Consolidated Statements of Changes in Equity (Expressed in Canadian dollars)

	Note	Number of Common Shares	Share Capital Amount	Reserve for Stock Options	Reserve for Warrants	Total Reserves	Accumulated Other Comprehensive Income	Accumulated Deficit	Non-Controlling Interest	Total
Balance, January 31, 2016		47,825,337	$45,367,275	$663,720	$422,326	$1,086,046	$40,628	$(27,829,911)	$10,320	$18,674,358

Common shares issued for cash:
Exercise of stock options	10	25,000	10,250	(4,250)	-	(4,250)	-	-	-	6,000
Exercise of warrants and compensation options		1,000,000	117,857	-	(17,857)	(17,857)	-	-	-	100,000
Share-based payments	10	-	-	7,865	-	7,865	-	-	-	7,865
Unrealized gain on investment in securities, net of tax	9	-	-	-	-	-	40,449	-	-	40,449
Net loss for 2017		-	-	-	-	-	-	(981,139)	-	(981,139)
Balance, January 31, 2017		48,850,337	$45,495,382	$667,335	$404,469	$1,071,804	$81,077	$(28,811,050)	$10,320	$17,847,533
Common shares issued for cash:
Exercise of stock options	10	510,000	249,209	(98,609)	-	(98,609)	-	-	-	150,600
Exercise of warrants and compensation options		3,965,000	481,315	-	(76,565)	(76,565)	-	-	-	404,750
Less: Share issuance costs		-	(5,850)	-	-	-	-	-	-	(5,850)
Common shares returned to treasury and cancelled	10	(4,150,000)	(1,411,000)	-	-	-	-	-	-	(1,411,000)
Common shares repurchased and cancelled		(911,500)	(320,431)	-	-	-	-	-	-	(320,431)
Common shares repurchased in treasury		(432,500)	(132,309)	-	-	-	-	-	-	(132,309)
Share-based payments	10	-	-	565,250	-	565,250	-	-	-	565,250
Transfer of expired/cancelled options and warrants		-	-	(269,581)	(10,000)	(279,581)	-	279,581	-	-
Unrealized loss on investment in securities, net of tax	9	-	-	-	-	-	(57,269)	-	-	(57,269)
Net income for 2018		-	-	-	-	-	-	2,015,340	-	2,015,340
Balance, January 31, 2018		47,831,337	$44,356,316	$864,395	$317,904	$1,182,299	$23,808	$(26,516,129)	$10,320	$19,056,614
Common shares issued for cash:
Exercise of stock options	10	205,000	86,700	(36,350)	-	(36,350)	-	-	-	50,350
Exercise of warrants and compensation options		3,469,500	741,073	-	(220,649)	(220,649)	-	-	-	520,424
Common shares returned to treasury and cancelled	10	(3,462,500)	(1,350,962)	-	-	-	-	-	-	(1,350,962)
Share-based payments	10	-	-	294,432	-	294,432	-	-	-	294,432
Transfer of expired/cancelled options and warrants		-	-	(26,500)	(541)	(27,041)	-	27,041	-	-
Unrealized loss on investment in securities, net of tax	9	-	-	-	-	-	(19,197)	-	-	(19,197)
Net income for 2019		-	-	-	-	-	-	704,296	-	704,296
Balance, January 31, 2019		48,043,337	$43,833,127	$1,095,977	$96,714	$1,192,691	$4,611	$(25,784,792)	$10,320	$19,255,957

The accompanying notes are an integral part of the consolidated financial statements

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CORAL GOLD RESOURCES LTD. Consolidated Statements of Cash Flows For the years ended January 31, 2019, 2018, and 2017 (Expressed in Canadian dollars)

	Note	2019	2018	2017

CASH PROVIDED BY (USED IN):

Operating Activities
Net income (loss)		$704,296	$2,015,340	$(981,139)
Adjustments for non-cash items:
Current income tax expense (recovery)		(309,024)	2,751,000	-
Deferred income tax expense (recovery)		13,000	(1,001,000)	423,000
Depreciation		1,079	1,670	2,207
Finance costs		-	6,786	18,240
Finance income		(189,154)	-	-
Foreign exchange gain		(1,225,704)	(507,302)	(37,713)
Gain on sale of investments		(14,635)	(93,693)	-
Gain on sale of exploration and evaluation assets		-	(5,871,719)	-
Other expenses		289,136	-	-
Share-based payments		294,432	565,250	72,398

		(436,574)	(2,133,668)	(503,007)
Net change in non-cash working capital	15	76,312	(113,747)	44,324

		(360,262)	(2,247,415)	(458,683)

Investing Activities
Expenditures on exploration and evaluation assets		(45,879)	(265,059)	(126,658)
Proceeds on sale of mineral property		-	20,184,056	-
Proceeds on sale of investments		27,488	109,562	-
Increase in term deposits		(5,961,905)	(3,694,415)
Decrease in reclamation bond		-	83,277	-

		(5,980,296)	16,417,421	(126,658)

Financing Activities
Issuance (repurchase) of shares for cash, net		(780,188)	96,760	41,467

Effect of exchange rate fluctuations on cash and cash equivalents		1,108,197	(180)	(1,243)

Change in cash and equivalents		(6,012,549)	14,266,586	(545,117)
Cash and cash equivalents, beginning of year		14,321,433	54,847	599,964

Cash and cash equivalents, end of year		$8,308,884	$14,321,433	$54,847

Cash and cash equivalents consists of:
Cash		$4,592,134	$5,722,848	$54,847
Term deposits maturing in less than 90 days		3,716,750	8,598,585	-

		$8,308,884	$14,321,433	$54,847

Supplementary cash flow disclosures – Note 15

The accompanying notes are an integral part of the consolidated financial statements

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CORAL GOLD RESOURCES LTD. Notes to the Consolidated Financial Statements For the years ended January 31, 2019, 2018, and 2017 (Expressed in Canadian dollars)

1. NATURE OF OPERATIONS

Coral Gold Resources Ltd. (the “Company”) was incorporated in 1988 under the Company Act of British Columbia and is involved in the exploration and development of its mineral properties and holds a royalty interest in a mineral property owned by a third party. The Company’s head office and principal place of business is Suite 900, 570 Granville Street, Vancouver, BC, Canada. The Company’s common shares are traded on the TSX-V, OTCQX, and the Frankfurt Stock Exchange.

The business of mining and exploring for minerals involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations. The recoverability of the carrying value of exploration and evaluation assets and the Company's ability to continue as a going concern is dependent upon the preservation of its interest in the underlying properties, the discovery of economically recoverable reserves, the achievement of profitable operations, or alternatively the ability of the Company to raise financing.

2. BASIS OF PRESENTATION

Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Basis of consolidation

The consolidated financial statements include the accounts of the Company and its US subsidiaries as follows:

	Ownership Interest	Jurisdiction	Nature of Operations
Coral Resources, Inc.	100%	Nevada, USA	Exploration Company
Coral Energy Corporation	100%	California, USA	Holding Company
Marcus Corporation	98.49%	Nevada, USA	Holding Company

Intercompany balances and transactions, including unrealized income and expenses arising from intercompany transactions are eliminated in preparing the consolidated financial statements.

Basis of presentation

These consolidated financial statements are expressed in Canadian dollars, the Company’s presentation currency, and have been prepared on a historical cost basis, except for financial instruments that have been measured at fair value. The accounting policies in Note 3 have been applied consistently to all periods presented.

Approval of the consolidated financial statements

These consolidated financial statements were reviewed by the Audit Committee and approved and authorized for issue by the Board of Directors on May 23, 2019.

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CORAL GOLD RESOURCES LTD. Notes to the Consolidated Financial Statements For the years ended January 31, 2019, 2018, and 2017 (Expressed in Canadian dollars)

2. BASIS OF PRESENTATION (continued)

Foreign currency translation

The functional currency of the Company and its subsidiaries is the Canadian dollar. Transactions in currencies other than the functional currency are recorded at the rates of exchange prevailing on the dates of the transactions. At each financial position reporting date, monetary assets and liabilities that are denominated in foreign currencies are translated at the rates prevailing at the date of the consolidated statement of financial position. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated. Foreign currency translation differences are recognized in net income or loss for the year.

Significant accounting judgements and estimates

The preparation of these consolidated financial statements requires management to make estimates and judgments that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates under different assumptions and conditions.

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the consolidated statement of financial position date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

a)	Impairment of exploration and evaluation assets

Management considers both external and internal sources of information in assessing whether there are any indications that the Company’s exploration and evaluation assets are impaired. External sources of information management considers include changes in the market, economic and legal environment in which the Company operates that are not within its control and affect the recoverable amount of its equipment and mining interests.

b)	Valuation of share-based payments

The Company uses the Black Scholes Option Pricing Model for valuation of share-based payments. Option pricing models require the input of subjective assumptions including expected price volatility, interest rate and forfeiture rate. Changes in the input assumptions can materially affect the fair value estimate and the Company’s earnings and equity reserves.

c)	Recognition and measurement of deferred tax assets and liabilities

Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. Weight is attached to tax planning opportunities that are within the Company’s control, and are feasible and implementable without significant obstacles. The likelihood that tax positions taken will be sustained upon examination by applicable tax authorities is assessed based on individual facts and circumstances of the relevant tax position evaluated in light of all available evidence. Where applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates can occur that materially affect the amounts of income tax assets/liabilities.

d)	Measurement of royalty receivable and royalty interest

The Company measured the fair value of the Company’s royalty receivable relating to the Robertson Property as the present value of the minimum payments that will be made, regardless if the Robertson Property enters the production stage and earns revenues. The valuation method requires the input of a discount rate, and takes into account the timing of the payments, which have been specified in the underlying transaction agreement. Changes in the input assumptions such as the discount rate can materially affect the fair value estimate. A nominal value of $1 was attributed to the royalty interest in excess of the royalty receivable.

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CORAL GOLD RESOURCES LTD. Notes to the Consolidated Financial Statements For the years ended January 31, 2019, 2018, and 2017 (Expressed in Canadian dollars)

3. SIGNIFICANT ACCOUNTING POLICIES

Financial Instruments

Measurement – initial recognition

All financial assets and financial liabilities are initially recorded on the Company’s consolidated statement of financial position when the Company becomes a party to the contractual provisions of the instrument. All financial asset and liabilities are initially recorded at fair value, net of attributable transaction costs, except for those classified as fair value through profit or loss (“FVTPL”). Subsequent measurement of financial assets and financial liabilities depends on the classifications of such assets and liabilities.

Classification – financial assets

Amortized cost:

Financial assets that are held within a business model whose objective is to hold financial assets in order to collect contractual cash flows, and that the contractual terms of the financial assets give rise on specified date to cash flows that are solely payments of principal and interest on the principal amount outstanding, are measured subsequent to initial recognition at amortized cost.

The amortized cost of a financial asset is the amount at which the financial asset is measured at initial recognition minus the principal repayments, plus the cumulative amortization using the effective interest method of any difference between that initial amount and the maturity amount, adjusted for any loss allowance. Interest income is recognized using the effect interest method, and is recognized in interest and other income, on the consolidated statements of operations and comprehensive income (loss).

The Company’s financial assets at amortized cost includes royalty receivable.

Fair value through other comprehensive income (“FVTOCI”)

Financial assets that are held within a business model whose objective is to hold financial assets in order to both collect contractual cash flows and selling financial assets, and that the contractual terms of the financial assets give rise on specified date to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Upon initial recognition of equity securities, the Company may make an irrevocable election (on an instrument-by-instrument basis) to designate its equity securities that would otherwise be measured at FVTPL to present subsequent changes in fair value in other comprehensive income. Designation at FVTOCI is not permitted if the equity investment is held for trading or if it is contingent consideration recognized by an acquirer in a business combination. Investments in equity instruments at FVTOCI are initially measured at fair value plus transaction costs. Subsequently, they are measured at fair value with gains and losses arising from changes in fair value recognized in other OCI. The cumulative gain or loss is not reclassified to profit or loss on disposal of the instrument; instead, it is transferred to retained earnings.

The Company has designated all of its investments in equity securities as FVTOCI.

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CORAL GOLD RESOURCES LTD. Notes to the Consolidated Financial Statements For the years ended January 31, 2019, 2018, and 2017 (Expressed in Canadian dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial Instruments (continued)

Fair value through profit or loss (“FVTPL”)

By default, all other financial assets are measured subsequently at FVTPL. The Company’s financial assets at FVTPL includes cash and cash equivalents and term deposits.

Classification – financial liabilities

Financial liabilities that are not contingent consideration of an acquirer in a business combination, held for trading or designated as at FVTPL, are measured at amortized cost using the effective interest method.

Financial liabilities at amortized cost include accounts payable, and amounts due to related parties.

Financial liabilities classified FVTPL include financial liabilities held for trading and financial liabilities designated upon initial recognition as FVTPL. Fair value changes on financial liabilities classified as FVTPL are recognized in the consolidated statements of operations.

The Company has no hedging arrangements and does not apply hedge accounting.

Impairment

The Company recognizes a loss allowance for expected credit losses on its financial assets when necessary. The amount of expected credit losses is updated at each reporting period to reflect changes in credit risk since initial recognition of the respective financial instruments.

Cash and cash equivalents

Cash and cash equivalents in the consolidated statements of financial position comprise cash at banks and on hand, and short-term deposits with an original maturity of three months or less, which are readily convertible into known amounts of cash.

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CORAL GOLD RESOURCES LTD. Notes to the Consolidated Financial Statements For the years ended January 31, 2019, 2018, and 2017 (Expressed in Canadian dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Exploration and evaluation assets

The Company is in the exploration stage with respect to its mineral properties and capitalizes all costs relating to the acquisition, exploration and evaluation of mineral claims and recognizes any proceeds received as a reduction of the cost of the related claims. At such time as commercial production commences, these costs will be charged to operations on a unit-of-production method based on proven and probable reserves. The aggregate costs related to abandoned mineral claims are charged to operations at the time of any abandonment. All capitalized exploration and evaluation expenditures are monitored for indications of impairment. Where a potential impairment is indicated, assessments are performed for each area of interest. To the extent that exploration expenditure is not expected to be recovered, it is charged to the results of operations. An impairment charge relating to a mineral property is subsequently reversed when new exploration results or actual or potential proceeds on sale or farm out of the property result in a revised estimate of the recoverable amount, but only to the extent that this does not exceed the original carrying value of the property that would have resulted if no impairment had been recognized.

The recoverability of amounts shown for exploration and evaluation assets is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain financing to complete development of the properties, and on future production or proceeds of disposition.

Incidental revenues and operating costs are included in exploration and evaluation assets prior to commercial production.

Once the technical feasibility and commercial viability of the extraction of mineral resources in an area of interest are demonstrable, exploration and evaluation assets attributable to that area of interest are first tested for impairment and then reclassified to mine development properties, and subsequently amortized over the life of the resources associated with the area of interest once mining operations have commenced.

Property and equipment

Property and equipment are recorded at historical cost less accumulated depreciation and impairment. Historical costs include expenditures that are directly attributable to bringing the asset to a location and condition necessary to operate in a manner intended by management. Such costs are accumulated as construction in progress until the asset is available for use, at which point the asset is classified as plant and equipment. Once commercial production has commenced, certain equipment are depreciated using the units of production method, if sufficient reserve information is available or the straight-line method over their estimated useful lives, not to exceed the life of the mine to which the assets related.

Property and equipment are depreciated annually using the following methods and rates:

Buildings	10% declining balance
Computer hardware	20% declining balance
Equipment	20% declining balance
Vehicles	5 years straight line

An item of property and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on disposal of the asset, determined as the difference between the net disposal proceeds and the carrying amount of the asset, is recognized in profit or loss in the consolidated statements of comprehensive income or loss.

Where an item of property and equipment comprises major components with different useful lives, the components are accounted for as separate items of property and equipment. Expenditures incurred to replace a component of an item of plant and equipment that is accounted for separately, including major inspection and overhaul expenditures, are capitalized.

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CORAL GOLD RESOURCES LTD. Notes to the Consolidated Financial Statements For the years ended January 31, 2019, 2018, and 2017 (Expressed in Canadian dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Royalty interests

Royalty interests consist of royalty agreements. These interests are recorded at cost and capitalized as tangible assets with finite lives. They are subsequently measured at cost less accumulated depletion and accumulated impairment losses, if any. Project evaluation costs that are not related to a specific agreement are expensed in the period incurred.

Producing royalty interests are depleted using the units-of-production method over the life of the property to which the interest relates, which is estimated using available information of proven and probable reserves and the portion of resources expected to be classified as mineral reserves at the mine corresponding to the specific agreement.

On acquisition of royalty interests, an allocation of its fair value is attributed to the exploration potential of the interest and is recoded as an asset on the acquisition date. The value of the exploration potential is accounted for in accordance with IFRS 6 Exploration and Evaluation of Mineral Resources and is not depleted until such time as the technical feasibility and commercial viability have been established at which point the value of the asset is accounted for in accordance with IAS 16 Property, Plant and Equipment.

Impairment

At each financial reporting date, the carrying amounts of the Company’s assets are reviewed to determine whether there is any indication that those assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. Where the asset does not generate cash flows that are independent from other assets, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs.

An asset’s recoverable amount is the higher of fair value less costs to sell and value in use. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If the recoverable amount of an asset or cash generating unit is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in the profit or loss for the year.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

Share capital

Share capital is classified as equity. Incremental costs directly attributable to the issue of shares and share options are recognized as a deduction from equity. When share capital is repurchased, the amount of the consideration paid, included directly attributable costs is recognized as a deduction from equity. Repurchased shares are classified as treasury shares and are presented as a deduction from equity. When treasury shares are subsequently reissued, the amount received is recognized as an increase in equity, and the resulting surplus or deficit on the transaction is transferred to or from accumulated deficit.

Accounting for equity units

Proceeds received on the issuance of units, comprised of common shares and warrants, are allocated based on the relative fair value approach which considers the value determined by the Black-Scholes option pricing model for the warrants.

- 14 -

CORAL GOLD RESOURCES LTD. Notes to the Consolidated Financial Statements For the years ended January 31, 2019, 2018, and 2017 (Expressed in Canadian dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Share-based payment transactions

The share option plan allows Company employees, directors and consultants to acquire shares of the Company. All options granted are measured at fair value and are recognized in expenses as share-based payments with a corresponding increase in equity reserves. An individual is classified as an employee when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee.

The fair value of employee options is measured at grant date, and each tranche is recognized using the graded vesting method over the period during which the options vest. The fair value of the options granted is measured using the Black-Scholes option pricing model taking into account the terms and conditions upon which the options were granted. For non-employees, share-based payments are measured at the fair value goods and services received or the fair value or the fair value of the equity instruments issued, if it is determined the fair value cannot be reliably measured, and are recorded at the date the goods or services are received. The fair value of the options is accrued and charged either to operations or exploration and evaluation assets, with the offset credit to equity reserves. This includes a forfeiture estimate, which is revised for actual forfeitures in subsequent periods. Upon the expiration or cancellation of unexercised stock options, the Company will transfer the value attributed to those stock options from equity reserves to accumulated deficit.

Revenue recognition

Revenue, when earned, is expected to be comprised of revenue from contracts with customers under its royalty interests. The Company has determined that each unit of a commodity that is delivered to a customer under a royalty interest arrangement is a performance obligation for the delivery of a good that is separate from each other unit of the commodity to be delivered under the same arrangement. In accordance with IFRS 15, the Company recognizes revenue to depict the transfer of the relevant commodity to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those commodities.

For royalty interests, revenue recognition occurs when the relevant commodity is transferred to the end customer by the operator of the royalty property. Revenue is measured at the fair value of the consideration received or receivable when management can reliably estimate the amount, pursuant to the terms of the royalty agreement. In some instances, the Company will not have access to sufficient information to make a reasonable estimate of consideration to which it expects to be entitled and, accordingly, revenue recognition is deferred until management can make a reasonable estimate. Differences between estimates and actual amounts are adjusted and recorded in the period that the actual amounts are known.

Provisions

Provisions are recognized where a legal or constructive obligation has been incurred as a result of past events, it is probable that an outflow of resources embodying economic benefit will be required to settle the obligation and a reliable estimate of the amount of the obligation can be made. If material, provisions are measured at the present value of the expenditures expected to be required to settle the obligation. The increase in any provision due to passage of time is recognized as accretion expense.

- 15 -

CORAL GOLD RESOURCES LTD. Notes to the Consolidated Financial Statements For the years ended January 31, 2019, 2018, and 2017 (Expressed in Canadian dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Reclamation provision

The Company records the present value of estimated costs of legal and constructive obligations required to restore mineral properties in the period in which the obligation is incurred. The nature of these restoration activities includes dismantling and removing structures, rehabilitating mines and restoration, reclamation and re-vegetation of affected areas. The reclamation provisions are initially recorded with corresponding increase to the carrying amount of related mineral properties.

When the liability is initially recognized, the present value of the estimated cost is capitalized by increasing the carrying amount of the related mineral property. Over time, the discounted liability is increased for the change in present value based on the risk-free interest rate applicable to the future cash outflows, which is accreted over time through periodic charges to income or loss.

Earnings (loss) per share

The Company presents basic and diluted income (loss) per share data for its common shares, calculated by dividing the income (loss) attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted income (loss) per share is determined by adjusting the income (loss) attributable to common shareholders and the weighted average number of common shares outstanding for the effects of all dilutive potential common shares.

The calculations for basic and diluted earnings (loss) per share are as follows:

	2019	2018	2017
Net income (loss) for the period	$704,296	$2,015,340	$(981,139)
Basic weighted average number of shares outstanding	48,672,608	47,570,158	48,396,734
Dilutive stock options	700,150	606,119	-
Dilutive warrants	453,671	2,333,005	-
Diluted weighted average number of shares outstanding	49,826,429	50,509,282	48,396,734
Basic earnings per share	$0.01	$0.04	$(0.02)
Diluted earnings per share	$0.01	$0.04	$(0.02)

Income taxes

Income tax on the profit or loss for the years presented comprises current and deferred tax. Income tax is recognized in profit or loss, except to the extent that it relates to items recognized directly in equity, in which case it is recognized as equity.

Deferred tax is provided using the liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the consolidated statement of financial position date.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized.

- 16 -

CORAL GOLD RESOURCES LTD. Notes to the Consolidated Financial Statements For the years ended January 31, 2019, 2018, and 2017 (Expressed in Canadian dollars)

4. RECENT ACCOUNTING PRONOUNCEMENTS

Application of new and revised accounting standards:

IFRS 15 – Revenue from Contracts with Customers

On February 1, 2018, the Company adopted the requirements of IFRS 15. IFRS 15 covers principles that an entity shall apply to report useful information to users of the financial statements about the nature, amount, timing, and uncertainty of revenue and cash flows arising from a contract with a customer. The Company currently has no revenues, and there was no impact on its consolidated financial statements.

IFRS 9 – Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9 – Financial Instruments (“IFRS 9”) to replace IAS 39 – Financial Instruments: Recognition and Measurement in its entirety. IFRS 9 provides a revised model for recognition and measurement of financial instruments and a single, forward-looking ‘expected-loss’ impairment model, as well as a substantially reformed approach to hedge accounting. The standard is effective for annual periods beginning on or after January 1, 2018. Application of the expected credit loss model at the date of adoption did not have a significant impact on the Company’s financial assets because the Company determined that the expected credit losses on its financial assets were nominal. There were no impairment losses recognized on financial assets during the years ended January 31, 2019 and January 31, 2018. The standard did not impact the Company’s classification and measurement of financial assets and liabilities except for royalty receivable which was reclassified from loans and receivables to amortized costs. There was no significant impact on the carrying amounts of the Company’s financial instruments at the transition date.

Changes in accounting standards not yet effective:

IFRS 16 Leases

In January 2016, the IASB issued IFRS 16 – Leases (“IFRS 16”) which replaces IAS 17 – Leases and its associated interpretative guidance, and will be effective for accounting periods beginning on or after January 1, 2019. Early adoption is permitted, provided the Company has adopted IFRS 15. This standard sets out a new model for lease accounting. A lessee can choose to apply IFRS 16 using either a full retrospective approach or a modified retrospective approach. The Company plans to apply IFRS 16 at the date it becomes effective and has not yet selected a transition approach.

The Company has identified existing agreements that may contain right-of-use assets. At this time, the Company does not believe that the new standard will give rise to a material change, and is currently finalizing the expected impact on the consolidated financial statements.

- 17 -

CORAL GOLD RESOURCES LTD. Notes to the Consolidated Financial Statements For the years ended January 31, 2019, 2018, and 2017 (Expressed in Canadian dollars)

4. RECENT ACCOUNTING PRONOUNCEMENTS (continued)

IFRS 3 – Definition of a Business

In October 2018, the IASB issued amendments to IFRS 3 – Definition of a Business which:

•	Clarify that to be considered a business, an acquired set of activities and assets must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create outputs;

•	Narrow the definitions of a business and of outputs by focusing on goods and services provided to customers and by removing the reference to an ability to reduce costs;

•	Add guidance and illustrative examples to help entities assess whether a substantive process has been acquired;

•	Remove the assessment of whether market participants are capable of replacing any missing inputs or processes and continuing to produce outputs; and

•	Add an option concentration test that permits a simplified assessment of whether an acquired set of activities and assets is not a business.

The amendments are effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2020, and to asset acquisitions that occurred on or after the beginning of that period. Earlier application is permitted. The Company does not expect the application of the standard will have a significant impact on the Company’s consolidated financial statements.

IFRIC 23 - Uncertainty over Income Tax Treatments

IFRIC 23 (the "Interpretation") sets out how to determine the accounting tax position when there is uncertainty over income tax treatments. The Interpretation requires an entity to determine whether uncertain tax positions are assessed separately or as a group; and assess whether it is probable that a tax authority will accept an uncertain tax treatment used, or proposed to be used, by an entity in its income tax filings. If yes, the entity should determine its accounting tax position consistently with the tax treatment used or planned to be used in its income tax filings. If no, the entity should reflect the effect of uncertainty in determining its accounting tax position. The Interpretation is effective for annual periods beginning on or after January 1, 2019. Entities can apply the Interpretation with either full retrospective application or modified retrospective application without restatement of comparatives retrospectively or prospectively. The Company does not expect the application of the Interpretation will have a significant impact on the Company’s consolidated financial statements.

Annual Improvements 2015-2017 Cycle

In December 2017, the IASB issued the Annual Improvements 2015-2017 cycle, containing amendments to IFRS 3 - Business Combinations ("IFRS 3"), IFRS 11 - Joint Arrangements, IAS 12 - Income Taxes, and IAS 23 - Borrowing Costs. These amendments are effective for annual periods beginning on or after January 1, 2019 and are not expected to have a significant impact on the Company's consolidated financial statements

- 18 -

CORAL GOLD RESOURCES LTD. Notes to the Consolidated Financial Statements For the years ended January 31, 2019, 2018, and 2017 (Expressed in Canadian dollars)

5. DISPOSITION OF EXPLORATION AND EVALUATION ASSETS

On June 8, 2017, the Company announced that it has closed the previously announced purchase and sale agreement (the “Agreement”) with Barrick Cortez Inc. (“Barrick”), a subsidiary of Barrick Gold Corp., for the sale of the Robertson Property in Lander County, Nevada, to Barrick. The Robertson Property sold to Barrick includes four contiguous claim groups known as the Core, Gold Ridge, Excluded, and the RUF mining claims, but does not include the portions of mining claims known as the Norma, Sass, Eagle, and JDN, which will remain owned by the Company.

The sale consideration is as follows:

•	Payment to the Company of US$15.75 million (approximately Cdn $21.84 million based on foreign exchange rates) in cash;

•	The return of 4,150,000 common shares of the Company held by Barrick (which represented approximately 8.5% of the Company’s basic common shares outstanding as of June 8, 2017) for cancellation by the Company; and

•	A sliding scale 1% to 2.25% net smelter returns royalty (the “NSR”) on the Robertson Property, payable quarterly, subject to potential advance royalty payments as outlined below, as well as a right of first refusal enabling Barrick to acquire the NSR in the event that the Company wishes to sell the NSR to any third party.

The sliding scale NSR rate will be determined based on the observed gold price during each quarterly period based on the average LBMA Gold Price PM during the quarterly period, as follows:

Average Gold Price/Oz During the Quarter (USD)	Applicable NSR Royalty Rate
Up to and including $1,200.00	1.00%
$1,200.01 to $1,400.00	1.25%
$1,400.01 to $1,600.00	1.50%
$1,600.01 to $1,800.00	1.75%
$1,800.01 to $2,000.00	2.00%
Over $2,000.00	2.25%

Pursuant to the Agreement, as amended, and due to the delay in closing, in the event that the Robertson Property is not placed into production by December 31, 2024, then beginning on January 1, 2025, and continuing on an annual basis thereafter until the earlier of (i) the date commercial production commences and (ii) January 2, 2034, Barrick will make advance royalty payments to the Company of US$0.5 million, which will be non-refundable and fully credited against any future obligations under the NSR.

The fair value of the royalty receivable (Note 8) was estimated based on the present value of the advance royalty payments, using a discount rate of 5.04%. A value of $1 was allocated to the royalty interest above the estimated fair value of the non-refundable advanced royalty payments.

Barrick will also assume liabilities relating to the Robertson Property, and will provide replacement security for the reclamation bond.

As a result of the transaction, the Company recorded a gain of $5,871,719, net of transaction costs, which has been included in Other Items on the consolidated statements of operations and comprehensive income (loss).

- 19 -

CORAL GOLD RESOURCES LTD. Notes to the Consolidated Financial Statements For the years ended January 31, 2019, 2018, and 2017 (Expressed in Canadian dollars)

6. EXPLORATION AND EVALUATION ASSETS

The Company has accumulated the following acquisition and exploration expenditures:

	Robertson Property	Ruf & Norma Sass Claims	Eagle & JDN Claims	Robertson Royalty Interest	Total

Balance, January 31, 2017	$19,111,111	$132,554	$14,692	$1	$19,258,358

Exploration costs during the year:
Consulting	25,717	-	-	-	25,717
Drilling	-	-	8,143	-	8,143
Lease payments	5,168	-	-	-	5,168
Royalties	-	22,664	-	-	22,664
Taxes, licenses and permits	7,129	7,377	14,417	-	28,923
Proceeds from sale of mineral property (Note 5)	(19,149,126)	-	-	1	(19,149,125)

Balance, January 31, 2018	$-	$162,595	$37,252	$1	$199,848

Exploration costs during the year:
Drilling	-	8,823	-	-	8,823
Royalties	-	4,695	-	-	4,695
Taxes, licenses and permits	-	7,836	15,685	-	23,521

Balance, January 31, 2019	$-	$183,949	$52,937	$1	$236,887

The Company has certain interests in 108 patented and unpatented lode mining claims located in Lander County, Nevada, subject to net smelter returns (“NSR”) on production ranging from 4% to 10%, and which certain leases provide for advanced royalty payments.

a)	Norma Sass Property – 100% interest

The Company holds a 100% interest in the 36 Norma Sass mining claims located in Lander County, Nevada. Expenditures incurred on the Ruf claims have been classified to Ruf and Norma Sass claims in the exploration expenditure table.

b)	JDN Hilltop Crest – 100% interest

The Company holds a 100% interest in 27 claims in the Hilltop District, Lander County, Nevada. Expenditures incurred on the Ruf claims have been classified to JDN and Eagle claims in the exploration expenditure table.

c)	Eagle Claims – 100% interest

The Company holds a 100% interest in 45 claims in the Eagle Claims situated in the Shoshone Range, Lander County, Nevada. Expenditures incurred on the Ruf claims have been classified to JDN and Eagle claims in the exploration expenditure table.

- 20 -

CORAL GOLD RESOURCES LTD. Notes to the Consolidated Financial Statements For the years ended January 31, 2019, 2018, and 2017 (Expressed in Canadian dollars)

6. EXPLORATION AND EVALUATION ASSETS (continued)

d)	Robertson Property – Royalty

The Company has an interest in a NSR royalty on the Robertson Property. Refer to Note 5 for details.

Realization of Exploration and Evaluation Assets

The investment in and expenditures on exploration and evaluation assets comprise a significant portion of the Company’s assets. Realization of the Company’s investment in these assets is dependent upon the establishment of legal ownership, the attainment of successful production from the properties or from the proceeds of their disposal. Resource exploration and development is highly speculative and involves inherent risks. While the rewards can be substantial if an ore body is discovered, few properties that are explored are ultimately developed into producing mines. There can be no assurance that current exploration programs will result in the discovery of economically viable quantities of ore.

The amounts shown for acquisition costs and deferred exploration expenditures represent costs incurred to date and do not necessarily reflect present or future values.

Title to Exploration and Evaluation Assets Interests

Although the Company has taken steps to verify the title to exploration and evaluation assets in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements or transfers and title may be affected by undetected defects.

Environmental

The Company is subject to the laws and regulations relating to environmental matters in all jurisdictions in which it operates, including provisions relating to property reclamation, discharge of hazardous material, and other matters. The Company may also be held liable should environmental problems be discovered that were caused by former owners and operators of its properties and properties in which it has previously had an interest. The Company conducts its mineral exploration activities in compliance with applicable environmental protection legislation. The Company is not aware of any existing environmental problems related to any of its current or former properties that may result in material liability to the Company other than the amount presented and disclosed as a reclamation provision in these consolidated financial statements.

Environmental legislation is becoming increasingly stringent and costs and expenses of regulatory compliance are increasing. The impact of new and future environmental legislation on the Company’s operations may cause additional expenses and restrictions. If the restrictions adversely affect the scope of exploration and development on the mineral properties, the potential for production on the property may be diminished or negated.

- 21 -

CORAL GOLD RESOURCES LTD. Notes to the Consolidated Financial Statements For the years ended January 31, 2019, 2018, and 2017 (Expressed in Canadian dollars)

7. PROPERTY AND EQUIPMENT

	Land	Buildings	Vehicles	Computer Hardware	Equipment	TOTAL
	$	$	$	$	$	$
COST
Balance at January 31, 2017	84,127	18,708	6,920	5,926	3,459	119,140
Additions (Disposals)	(84,127)	(18,708)	-	-	-	(102,835)
Balance at January 31, 2018	-	-	6,920	5,926	3,459	16,305
Additions (Disposals)	-	-	-	-	-	(102,835)
Balance at January 31, 2019	-	-	6,920	5,926	3,459	16,305

ACCUMULATED DEPRECIATION
Balance at January 31, 2017	-	11,694	6,920	5,632	2,406	26,652
Depreciation	-	(11,694)	-	57	211	(11,426)
Balance at January 31, 2018	-	-	6,920	5,689	2,617	15,226
Depreciation	-	-	-	237	842	(1,079)
Balance at January 31, 2019	-	-	6,920	5,926	3,459	16,305

CARRYING VALUE
At January 31, 2018	-	-	-	237	842	1,079
At January 31, 2019	-	-	-	-	-	-

- 22 -

CORAL GOLD RESOURCES LTD. Notes to the Consolidated Financial Statements For the years ended January 31, 2019, 2018, and 2017 (Expressed in Canadian dollars)

8. ROYALTY RECEIVABLE

A reconciliation of the royalty receivable balance is as follows:

	January 31, 2019	January 31, 2018

Beginning balance	$3,540,753	$-
Royalty received for exploration and evaluation asset (Note 5)	-	3,603,680
Finance income	189,154	117,379
Change in foreign exchange rate	239,449	(180,306)
	$3,969,356	$3,540,753

9. INVESTMENTS

At January 31, 2019, the Company held shares as follows:

	Number of Shares	Cost	Accumulated Unrealized Gain (Loss)	Fair Value

Available-for-sale shares:
Levon Resources Ltd.	37,000	$1,957	$3,778	$5,735
VBI Vaccines Inc.	2,000	4,232	150	4,382
Great Thunder Gold Corp.	10,819	866	(703)	163

		$7,055	3,225	$10,280

At January 31, 2018, the Company held shares as follows:

	Number of Shares	Cost	Accumulated Unrealized Gain (Loss)	Fair Value

Available-for-sale shares:
Levon Resources Ltd.	40,000	$2,116	$17,684	$19,800
VBI Vaccines Inc.	8,000	16,927	22,033	38,960
Great Thunder Gold Corp.	10,819	866	431	1,297

		$19,909	$40,148	$60,057

During the year ended January 31, 2019, the Company recorded an unrealized loss of $19,197 (2018 – loss of $57,269; 2017 – gain of $40,449) on investments in marketable securities, representing the change in fair value during the year.

During the year ended January 31, 2019, the Company sold 3,000 (2018 – 180,000, 2017 - Nil) shares of Levon Resources Ltd. for gross proceeds of $935 (2018 - $79,070, 2017 - $Nil) and 6,000 (2018 – 3,000, 2017 - Nil) shares of VBI Vaccines Inc. for gross proceeds of $26,553 (2018 - $23,061, 2017 - $Nil). As a result, the Company recorded a gain on sale of investments of $14,635 for the year ended January 31, 2019 (2018 – $93,693, 2017 – $Nil).

- 23 -

CORAL GOLD RESOURCES LTD. Notes to the Consolidated Financial Statements For the years ended January 31, 2019, 2018, and 2017 (Expressed in Canadian dollars)

10. SHARE CAPITAL AND SHARE-BASED PAYMENTS

a)	Authorized

Unlimited common shares without par value. All shares outstanding are fully paid.

b)	Issued during 2019 and 2018

During the year ended January 31, 2019, the Company issued 205,000 common shares upon the exercise of stock options for gross proceeds of $50,350.

During the year ended January 31, 2019, the Company issued 3,469,500 common shares upon the exercise of warrants for gross proceeds of $520,524.

During the year ended January 31, 2018, the Company issued 510,000 common shares upon the exercise of stock options for gross proceeds of $150,600.

During the year ended January 31, 2018, the Company issued 3,965,000 common shares upon the exercise of warrants for gross proceeds of $404,750.

c)	Share repurchases and cancellations

Normal Course Issuer Bids (“NCIB”)

2018-2019 NCIB

On July 30, 2018, the Company announced that the TSX Venture Exchange (“TSX-V”) had accepted the Company’s Notice for a NCIB.

Pursuant to the NCIB, the Company may purchase up to 3,938,462 common shares up until July 30, 2019, which represents approximately 10% of the total current public float (being total issued shares, less shares held by insiders, and their associates and affiliates).

During the year ended January 31, 2019, the Company purchased and cancelled 2,781,000 common shares (year ended January 31, 2018 - Nil) pursuant to this NCIB. As at January 31, 2019 and 2018, the Company held no treasury shares associated with this NCIB.

2017-2018 NCIB

On June 26, 2017, the Company announced that the TSX-V had accepted the Company’s Notice for its NCIB.

Pursuant to the NCIB, the Company may purchase up to 3,844,000 common shares up until June 26, 2018, which represents approximately 10% of the total public float (being total issued shares, less shares held by insiders, and their associates and affiliates).

During the year ended January 31, 2019, the Company purchased 681,500 common shares (year ended January 31, 2018 – 1,344,000) and cancelled 1,114,000 common shares (year ended January 31, 2018 – 911,500) pursuant to this NCIB. As at January 31, 2019, this NCIB was completed and the Company held nil treasury shares (January 31, 2018 – 432,500 treasury shares) associated with this NCIB.

Cancellation of Shares – Sale of Robertson Property

During the year ended January 31, 2018, and pursuant to the closing of the transaction with Barrick (Note 5), 4,150,000 common shares of the Company were returned and cancelled.

- 24 -

CORAL GOLD RESOURCES LTD. Notes to the Consolidated Financial Statements For the years ended January 31, 2019, 2018, and 2017 (Expressed in Canadian dollars)

10. SHARE CAPITAL AND SHARE-BASED PAYMENTS (continued)

d)	Share purchase warrants

A summary of the share purchase warrants issued, exercised and expired is as follows:

	Number of Warrants	Weighted Average Exercise Price
Balance, January 31, 2017	7,649,500	$0.12
Exercised	(3,965,000)	$0.10
Expired	(200,000)	$0.10
Balance, January 31, 2018	3,484,500	$0.15
Exercised	(3,469,500)	$0.15
Expired	(15,000)	$0.15
Balance, January 31, 2019	-	-

Details of share purchase warrants outstanding are as follows:

	Exercise	Warrants Outstanding and Exercisable
Expiry Date	Price per Share	January 31, 2019	January 31, 2018

July 17, 2018	$0.15	-	3,484,500
		-	3,484,500

e)	Stock options

The Company has a stock option plan to purchase the Company’s common shares, under which it may grant stock options of up to 10% of the Company’s total number of shares issued and outstanding on a non-diluted basis. The stock option plan provides for the granting of stock options to directors, officers, and employees, and to persons providing investor relations or consulting services, the limits being based on the Company’s total number of issued and outstanding shares per year. The stock options vest on the date of grant, except for those issued to persons providing investor relations services, which vest over a period of one year. The option price must be greater than or equal to the discounted market price on the grant date, and the option term cannot exceed ten years from the grant date.

Stock option activity is summarized as follows:

	Number of Options	Weighted Average Exercise Price
Stock options outstanding and exercisable, January 31, 2017	3,145,000	$0.28
Granted	1,775,000	$0.36
Exercised	(510,000)	$0.30
Cancelled	(115,000)	$0.29
Expired	(900,000)	$0.39
Stock options outstanding and exercisable, January 31, 2018	3,395,000	$0.28
Granted	1,545,000	$0.38
Exercised	(205,000)	$0.25
Cancelled	(85,000)	$0.29
Stock options outstanding, January 31, 2019	4,650,000	$0.32

- 25 -

CORAL GOLD RESOURCES LTD. Notes to the Consolidated Financial Statements For the years ended January 31, 2019, 2018, and 2017 (Expressed in Canadian dollars)

10. SHARE CAPITAL AND SHARE-BASED PAYMENTS (continued)

e)	Stock options (continued)

A summary of stock options outstanding as at January 31, 2019 is as follows:

		Outstanding		Exercisable
Expiry Date	Price	Options Outstanding	Weighted Average Remaining Contractual Life (Years)	Options Outstanding	Weighted Average Remaining Contractual Life (Years)
March 14, 2019	$0.240	905,000	0.12	905,000	0.12
July 10, 2019	$0.355	25,000	0.44	25,000	0.44
October 6, 2020	$0.125	100,000	1.68	100,000	1.68
October 6, 2020	$0.150	100,000	1.68	100,000	1.68
October 6, 2020	$0.175	100,000	1.68	100,000	1.68
October 6, 2020	$0.200	100,000	1.68	100,000	1.68
October 6, 2020	$0.225	100,000	1.68	100,000	1.68
July 5, 2022	$0.355	15,000	3.43	15,000	3.43
September 4, 2023	$0.380	1,335,000	4.59	333,750	4.59
January 25, 2024	$0.390	200,000	4.99	-	4.99
		4,650,000	2.98	3,448,750	2.40

Option pricing requires the use of highly subjective estimates and assumptions including the expected stock price volatility. Changes in the underlying assumptions can materially affect the fair value estimates. The fair value of the options re-valued and granted to officers, directors, consultants and employees was calculated using the Black-Scholes model with following weighted average assumptions:

	2019	2018	2017
Weighted average assumptions:
Risk-free interest rate	2.12%	1.42%	0.71%
Expected dividend yield	-	-	-
Expected option life (years)	5.00	4.96	4.13
Expected stock price volatility	112.34%	129.96%	104.02%
Forfeiture rate	-	-	-
Weighted average fair value at grant date	$0.31	$0.32	$0.05

- 26 -

CORAL GOLD RESOURCES LTD. Notes to the Consolidated Financial Statements For the years ended January 31, 2019, 2018, and 2017 (Expressed in Canadian dollars)

11. RELATED PARTY TRANSACTIONS AND BALANCES

Related party transactions are measured at the estimated fair values of the services provided or goods received. Related party transactions not disclosed elsewhere in these financial consolidated statements are as follows:

a)	Key management personnel

The Company has identified its directors and certain senior officers of the Company, who have the authority and responsibility for planning, directing and controlling the activities of the Company, as key management personnel. The remuneration of directors and officers for the years ended was as follows:

	2019	2018	2017

Salaries, bonuses, fees and benefits
Members of the Board of Directors	$124,500	$191,575	$72,019
Other members of key management	37,801	55,071	34,581

Share-based payments
Members of the Board of Directors	219,248	400,000	-
Other members of key management	32,480	72,000	-
	$414,029	$718,646	$106,600

b)	Amounts due to/from relates parties

In the normal course of operations the Company transacts with companies with directors or officers in common.

The following amounts are payable to related parties:

	January 31, 2019	January 31, 2018
Directors	11,250	29,250
Oniva International Services Corp.	20,217	10,615
Sampson Engineering Inc.	-	-
Intermark Capital Corp.	-	-
	$31,467	$39,865

The amounts included above are unsecured, non-interest bearing with no fixed terms of repayment.

c)	Other related party transactions

The Company has a cost-sharing agreement to reimburse Oniva International Services Corp. (“Oniva”), as described in Note 12. The transactions with Oniva during the year are summarized below:

	2019	2018	2017
Salaries and benefits	$118,361	$105,344	$91,346
Office and miscellaneous	77,443	66,663	38,260

	$195,804	$172,007	$129,606

Salaries and benefits above includes $37,801 (2018 – $35,071; 2017 – $34,581) for key management personnel compensation that has been included in Note 11(a).

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CORAL GOLD RESOURCES LTD. Notes to the Consolidated Financial Statements For the years ended January 31, 2019, 2018, and 2017 (Expressed in Canadian dollars)

12. COMMITMENTS

The Company has a cost-sharing agreement to reimburse Oniva for a percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the Company, and to pay a percentage fee based on the total overhead and corporate expenses. The agreement may be terminated with one-months’ notice by either party. Transactions and balances with Oniva are disclosed in Note 11.

13. FINANCIAL INSTRUMENTS

The estimated fair values of the Company’s cash and cash equivalents, term deposits, accounts payable, and amounts payable to related parties approximate their carrying values due to the short-term nature of these instruments. Investment securities are accounted for at fair value based on quoted market prices. The estimated fair value of the royalty receivable approximates its carrying value based on current market rates for similar instruments.

The Company’s financial instruments are exposed to certain financial risk, credit risk, liquidity risk, and market risk.

a)	Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company’s cash and cash equivalents and term deposits are exposed to credit risk.

The Company manages this credit risk by maintaining the majority of those instruments at high credit rated Canadian financial institutions.

Concentration of credit risk also exists with respect to the Company’s royalty receivable (see Note 8). The Company’s concentration of credit risk, and maximum exposure thereto, is as follows:

	January 31, 2019	January 31, 2018

Cash and cash equivalents	$8,308,884	$14,321,433
Term deposits	9,656,320	3,694,415
Royalty receivable	3,969,356	3,540,753

Total	$21,934,560	$21,556,601

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CORAL GOLD RESOURCES LTD. Notes to the Consolidated Financial Statements For the years ended January 31, 2019, 2018, and 2017 (Expressed in Canadian dollars)

13. FINANCIAL INSTRUMENTS (continued)

b)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they become due.

The Company manages its liquidity risk by forecasting cash flows required by operations and anticipated investing and financing activities. At January 31, 2019, the Company had working capital of $15,094,434 (January 31, 2018 – working capital deficiency of $15,296,877). The Company has cash at January 31, 2019 in the amount of $8,308,884 (January 31, 2018 - $14,321,433) for short-term business requirements. Of this amount, $199,736 has been set aside for the purchases of shares related to the Company’s normal course issuer bid, and is currently being held in the Company’s brokerage account. The Company has access to the cash at any time, and meets the definition of Cash and Cash Equivalents under IAS 7 – Statements of Cash Flows.

At January 31, 2019, the Company had current liabilities of $2,911,800 (January 31, 2018 - $2,839,168). Accounts payable have contractual maturities of approximately 30 days and are subject to normal trade terms. Amounts due to related parties are without stated terms of interest or repayment.

c)	Market risk

Market risk consists of interest rate risk, foreign currency risk, and other price risk. These are discussed further below.

Interest rate risk

Interest rate risk consists of two components:

(i)	To the extent that payments made or received on the Company’s monetary assets and liabilities are affected by changes in the prevailing market interest rates, the Company is exposed to interest rate cash flow risk.

(ii)	To the extent that changes in prevailing market rates differ from the interest rate in the Company’s monetary assets and liabilities, the Company is exposed to interest rate price risk.

The Company is exposed to interest rate price risk with respect to cash equivalents and term deposits as they bear interest at market rates. However, given the stated rates of interest are fixed, the Company is not exposed to significant interest rate price risk as at January 31, 2019 and 2018.

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CORAL GOLD RESOURCES LTD. Notes to the Consolidated Financial Statements For the years ended January 31, 2019, 2018, and 2017 (Expressed in Canadian dollars)

13. FINANCIAL INSTRUMENTS (continued)

c)	Market risk (continued)

Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in foreign exchange rates. The Company is exposed to foreign currency risk to the extent that monetary assets and liabilities are denominated in foreign currency.

The Company is exposed to foreign currency risk with respect to cash, royalty receivable and accounts payable, as a portion of these amounts are denominated in US dollars as follows:

	January 31, 2019		January 31, 2018

Cash and cash equivalents	US$	5,842,116	US$	10,125,183
Term deposits		7,360,000		3,005,300
Royalty receivable		2,988,169		2,880,300
Accounts payable		(65)		-
Current income tax liability		(2,160,272)		-

Net exposure	US$	14,029,948	US$	16,010,783

Canadian dollar equivalent		$18,407,291		$19,682,055

Based on the net Canadian dollar denominated asset and liability exposures as at January 31, 2019, a 10% (2018 – 10%) fluctuation in the Canadian/US exchange rates will impact the Company’s net income and comprehensive income by approximately $1,840,729 (2018 - $1,968,206).

The Company manages foreign currency risk by minimizing the value of financial instruments denominated in foreign currency. The Company has not entered into any foreign currency contracts to mitigate this risk.

Other price risk

Other price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices, other than those arising from interest rate risk or foreign currency risk. The Company is exposed to other price risk with respect to its investment securities, as they are carried at fair value based on quoted market prices.

The Company’s ability to raise capital to fund mineral resource exploration is subject to risks associated with fluctuations in mineral resource prices. Management closely monitors commodity prices, individual equity movements and the stock market to determine the appropriate course of action to be taken by the Company.

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CORAL GOLD RESOURCES LTD. Notes to the Consolidated Financial Statements For the years ended January 31, 2019, 2018, and 2017 (Expressed in Canadian dollars)

13. FINANCIAL INSTRUMENTS (continued)

d)	Classification of Financial instruments

IFRS 7 Financial Instruments: Disclosures establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable).

The following table sets forth the Company’s financial assets measured at fair value on a recurring basis by level within the fair value hierarchy as at January 31, 2019:

	Level 1	Level 2	Level 3
Cash and cash equivalents	$8,308,884	$-	$-
Term deposits	9,656,320	-	-
Investments	10,280	-	-
	$17,975,484	$-	$-

14. CAPITAL MANAGEMENT

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the exploration and development of its properties and to maintain flexible capital structure for its projects for the benefit of its stakeholders. The Board of Directors does not establish quantitative returns on capital criteria for management. The Company considers its capital structure to consist of the components of shareholders’ equity.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares or adjust the amount of cash and cash equivalents. Management reviews the capital structure on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. The Company is not subject to externally imposed capital requirements. There were no changes to the Company’s capital management during the year ended January 31, 2019.

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CORAL GOLD RESOURCES LTD. Notes to the Consolidated Financial Statements For the years ended January 31, 2019, 2018, and 2017 (Expressed in Canadian dollars)

15. SUPPLEMENTARY CASH FLOW DISCLOSURES

The net change in non-cash working capital is comprised of the following:

	2019	2018	2017

Amounts receivable	$80,896	$7,473	$(806)
Prepaid expenses	(1,729)	(19,060)	688
Accounts payable and accrued liabilities	5,543	(28,621)	31,541
Amounts payable to related parties	(8,398)	(73,539)	12,901
	$76,312	$(113,747)	$44,324

Supplementary Cash Flow Disclosures:
Cash paid during the year for:
Interest expense	$-	$-	$-
Income taxes	$81,238	$-	$-

16. INCOME TAXES

Income tax recovery (expense) differs from the amount that would result from applying the Canadian federal and provincial statutory income tax rates to income (loss) before future income taxes. For the year ended January 31, 2019, the Canadian statutory rate is 27% (2018 - 26%, 2017 – 26%).

	2019	2018	2017

Expected income tax recovery (expense)	$(110,000)	$(982,000)	$145,000
Permanent differences	(113,000)	100,000	(46,000)
Changes in timing differences and other	336,000	459,000	(11,000)
Effect of foreign exchange changes on U.S. loss carry-forwards	(17,000)	(52,000)	(412,000)
Expired losses	-	-	-
Changes in unrecognized deferred income tax assets	200,000	(758,000)	(108,000)
Adjustments due to effective tax rate attributable to U.S. tax on subsidiaries	-	(517,000)	9,000
Total deferred and current income tax recovery (expense)	$296,000	$(1,750,000)	$(423,000)

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CORAL GOLD RESOURCES LTD. Notes to the Consolidated Financial Statements For the years ended January 31, 2019, 2018, and 2017 (Expressed in Canadian dollars)

16. INCOME TAXES (continued)

The approximate tax effects of each type of temporary difference that gives rise to potential deferred income tax assets and liabilities are as follows:

	January 31, 2019	January 31, 2018
Non-capital losses carried forward	$-	$-
Reclamation provision	-	-
Exploration and evaluation assets	(55,000)	(42,000)
Equipment and other	-	-
Net deferred income tax assets (liabilities)	$(55,000)	$(42,000)

Temporary differences and tax losses arising in Canada have not been recognized as deferred income tax assets due to the fact that management has determined it is not probable that sufficient future taxable profits will be earned in Canada to recover such assets. Unrecognized deductible temporary differences are summarized as follows:

	January 31, 2019	January 31, 2018
Non-capital losses carried forward	$2,539,000	$2,741,000
Equipment and other	4,000	2,000
Investments	-	-
Exploration and evaluation assets	734,000	734,000
Unrecognized deductible temporary differences	$3,277,000	$3,477,000

At January 31, 2019, the Company had, for Canadian tax purposes, non-capital losses aggregating approximately $9,402,000. These losses are available to reduce taxable income earned by the Canadian operations of future years and expire as follows between 2026 and 2038.

17. SEGMENTED INFORMATION

The Company operates one operating segment, mineral exploration activities. The Company is in the exploration stage and, accordingly, has no reportable revenues for the years ended January 31, 2019, 2018, and 2017.

The Company has non-current assets other than financial instruments and deferred tax assets in the following geographic locations:

	January 31, 2019	January 31, 2018

Canada	$-	$1,079
USA	236,887	199,848
	$236,887	$200,927

18. SUBSEQUENT EVENTS

Subsequent to January 31, 2019, the Company issued 810,000 common shares upon the exercise of stock options for gross proceeds of $194,400.

Subsequent to January 31, 2019, pursuant to the 2018-2019 NCIB (see Note 10(c)), the Company repurchased and cancelled 1,157,000 common shares for proceeds of $430,076.

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